FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Calculation of the Income Tax considering inflation for the fiscal period 2016.

Buenos Aires, May 11, 2017

Securities and Exchange Commission.

Relevant Information: Calculation of the Income Tax considering inflation for the fiscal period 2016.

The Board of Directors resolved to submit its Affidavit of Income Tax and to pay the corresponding 2016 tax to the Federal Administration of Public Revenue, adjusted by inflation under the terms of Law 20,628 and amendments.

In view of the fact that the inflation adjustment provided for in Law 20,628 is currently suspended by Art. 39 of Law 24,073, Art. 4 of Law 25,561, Art. 5 of decree 214 of 2002 and its amendments, a judicial action denominated declarative action of certainty, will be filed with the competent authorities, requesting for the inapplicability of said rules based on the confiscatory effect that it have in the present case.

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2017	By:	/s/ Ignacio Sanz y Arcelus

Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer